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                                                                Exhibit 20.1

 RMI.NET ACQUIRES COMMERCEGATE CORPORATION, A DEVELOPER OF BUSINESS-TO-BUSINESS
                              E-COMMERCE SOLUTIONS

DENVER, June 24 /PRNewswire/ -- RMI.NET, Inc. (Nasdaq: RMII), formerly Rocky Mountain Internet (RMI), a national e-business and convergent communications company, announced today the acquisition of CommerceGate Corporation, a Seattle-based Internet e-commerce software development and consulting services firm. CommerceGate focuses on business-to-business Internet commerce applications. The company has partnered with a number of leading middle-market accounting software vendors on strategies to extend their systems to support Internet commerce. It also has designed a commerce platform for delivering Internet selling and purchasing systems that easily integrates with existing accounting systems.

The purchase of CommerceGate extends RMI's capabilities in providing e-business solutions to small and medium-sized companies. RMI also intends to integrate CommerceGate's business-to-business software into its proprietary portal site and search engine, InfoHiway.com, to provide portal-based commerce services.

"With the acquisition of CommerceGate, our breadth and depth of e-business products and expertise becomes even stronger," said Ronald Stevenson, president for RMI.NET Web Solutions. "As the business-to-business commerce marketplace grows to at least eight times that of business-to-consumer activity, RMI.NET will be uniquely positioned to enable our customers to conduct those transactions."

According to eMarketer, business-to-business commerce is expected to hit $268 billion by 2002. Roger Penner, founder and chief executive officer of CommerceGate, will join RMI as its vice president of commerce solutions, with responsibility for RMI's commerce product, marketing and distribution strategy. "Given RMI.NET's growing nationwide sales coverage and its strong platform of e-commerce assets, including its Internet selling and portal software, there isn't a company better positioned to harvest the potential of Internet commerce," Penner said. "Together, we will be able to offer businesses the Internet selling, purchasing and marketing solutions that deliver tremendous value."

As a recognized leader in Internet commerce, Penner was chief operating officer of Elekom Corporation, Egghead.com's application development subsidiary, which pioneered business-to-business Internet commerce software before its sale to Clarus Corporation (formerly SQL Financials) in mid-1998.

RMI.NET, formerly Rocky Mountain Internet, is a Denver-based e-business and convergent communications company focused on providing a single-source network of Internet and telecommunication solutions for small to medium-size businesses, small office/home office (SOHOs) and consumer households. RMI possesses the full spectrum of tools needed to effect the realization of e-business and converging communications -- from commerce-enabled web design, hosting and marketing to dial-up and dedicated Internet access and local, long-distance and IP telephony. RMI also wholly owns a proprietary portal site and search engine, Infohiway, at www.infohiway.com. For more information call 1-800-864-4327, or visit our web site at www.rmi.net.

This press release might contain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from such forward-looking statements as a result of risks and uncertainties which are described in the cautionary statements section of the company's 10K dated December 31, 1998, and may include other risks described in all Securities and Exchange Commission filings submitted as of this date.

/CONTACT: Mark Stutz of RMI.NET, Inc., 303-313-0672, mark.stutz@corp.rmi.net/